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                                                                    Exhibit 99.1
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(TECHFAITHWIRELESS LOGO)


                    TECHFAITH ANNOUNCES MANAGEMENT PROMOTIONS

BEIJING, CHINA - AUGUST 16, 2005, China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), an independent mobile handset design house based in China, announced the following senior management promotions with immediate effect.

[X]  Mr. Baozhuang (Bob) Huo has been promoted to be the President of TechFaith

[X] Mr. Jun Liu has been promoted to be the Chief Operating Officer of TechFaith

Mr. Baozhuang (Bob) Huo joined TechFaith in March 2003. Currently, Mr. Huo is also a director of TechFaith. Mr. Huo previously worked at Foxconn as an R&D manager from January 2003 to March 2003 and at CECW as a hardware design manager from January 2001 to December 2002. Prior to that, Mr. Huo had worked at Motorola (China) as an RF project manager for four years. Mr. Huo has a master's degree in electro magnetic field and microwave engineering from the University of Electronic Science and Technology of China.

Mr. Jun Liu joined TechFaith in August 2002. Currently, Mr. Liu is also a director of TechFaith. Mr. Liu worked at Motorola (China) as a software engineer from 1995 to July 2001. Mr. Liu has a bachelor's degree in electronics engineering from Tianjin University in China and a master's degree in computer sciences from Nanjing Posts and Telecommunications College in China.

Mr. Defu Dong remains as the Chairman and CEO of TechFaith. TechFaith believes that the new management structure will allow TechFaith to continue to provide high quality services to clients worldwide and manage TechFaith's growing business and organization effectively.


ABOUT TECHFAITH

TechFaith is a leading independent mobile handset design house based in China. TechFaith provides complete design services spanning the entire handset design cycle, which involves industrial design, mechanical design, software design, hardware design, component selection and sourcing, prototype testing, pilot production and production support. TechFaith designs mobile handsets and provides mobile handset solutions on GSM/GPRS, WCDMA/UMTS and CDMA technologies. TechFaith has also commenced the design of smart phones, which provide significant data capabilities in addition to the normal functions of a mobile handset. TechFaith's customers include both Chinese domestic handset brand owners and international handset brand owners. Since its inception in 2002, TechFaith has experienced substantial growth and become one of the largest independent mobile handset design houses in the world.

For further information about TechFaith, please contact

Ms. Yuping OuYang
Tel: 86-10-5822-9918
E-mail: inforequest@mail.techfaith.cn
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